SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2024

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

13/F, One International Finance Centre,
1 Harbour View Street, Central,
Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION

PRUDENTIAL PLC CAPITAL MANAGEMENT UPDATE

Launch of US$2 billion share buyback programme1

▪ Return of capital of US$2 billion to be completed no later than mid 2026.

▪ Progress towards our 2027 financial objectives2 will increase the potential for further cash returns to shareholders.

▪ Strong capital base to fund organic growth and to continue to invest in enhancing our capabilities.

CEO Anil Wadhwani, said: "I am pleased with the progress we continue to make in executing our strategy, as we drive towards generating growth in both value and cash returns for shareholders over the long term. The significant growth opportunity ahead of us has not changed and we remain focused on realising that opportunity.

"With our strong capital base, strategic progress and the recent clarification of the rating agencies' treatment of the IFRS17 CSM, we can now provide a capital management update.

"We will continue to prioritise investment in organic new business at attractive returns and in enhancing our capabilities as we execute our strategy. We will pursue selective partnership opportunities to accelerate growth in our key markets. Investment decisions will be judged against the alternative of returning surplus capital to shareholders.

"Consistent with our capital allocation framework, we are today announcing a US$2 billion share buyback programme to return capital to shareholders. The buyback will be completed by no later than mid 2026.

"Progress towards our financial objectives will increase the potential for further cash returns to shareholders. Our dividend policy remains unchanged, with the Board continuing to expect the 2024 annual dividend to grow in the range of 7-9 per cent.

"Our outperformance in H1 2023 when the border between Hong Kong and the Chinese Mainland reopened results in a strong comparator for H1 2024. Q2 2024 APE sales trends are similar to those in Q1 2024. Given our focus on quality growth in both value and cash and on account of the progress on execution of our strategy, we have confidence in our FY2024 new business growth and in achieving our 2027 financial and strategic objectives."

Free surplus ratio3

At our 2023 Half Year Results, we set out our capital allocation framework. Certain elements of the shareholder GWS capital surplus only become available as cashflows for distribution to the holding company over time. The Group's free surplus (excluding intangibles) metric, which excludes these future flows, is therefore our preferred measure of distributable shareholder capital.

We are now able to provide additional guidance as to how we assess the deployment of free surplus, in the context of the Group's growth aspirations, leverage capacity and our liquidity and capital needs. Going forwards, we will express this guidance based on the free surplus ratio, defined as the Group's capital resources, being Group free surplus (excluding intangibles) plus the EEV required capital of the life business, divided by the EEV required capital of the life business.

Free surplus ratio operating range

Our historic focus on "with profit" savings, unit-linked and health and protection business results in a relatively low volatility of free surplus to stress events. Based on our current risk profile and our business units' applicable capital regimes, we seek to operate with a free surplus ratio of between 175%-200%. If the free surplus ratio is above the operating range over the medium term, and taking into account opportunities to reinvest at appropriate returns and allowing for market conditions, capital will be returned to shareholders.

At the end of 2023, our free surplus ratio was 242%.  Accordingly, and after taking into account the 2023 second Interim dividend, we have determined that we will return US$2 billion to shareholders.

Terms of proposed share buyback programme

The terms of the proposed share buyback programme will be in accordance with the relevant shareholder approval obtained at the 2024 AGM, and subsequently with the terms of any similar approval to be obtained at the 2025 AGM.

The pace and timing of and the form of the proposed return of capital will be subject to market conditions and execution considerations, including discretion given to a third party for execution during close periods and the completion of regulatory processes. Repurchases of shares will be made on the London Stock Exchange and/or other venues but will be treated as being bought back by the company on the London Stock Exchange4. Shares repurchased under the proposed buyback programme are expected to be cancelled.

We intend to continue our existing practice of neutralising the dilutive effects of Share Scheme and other share issuance on the Hong Kong Stock Exchange (including the possible issuance of future scrip dividends) through repurchases on the London Stock Exchange and/or other venues4. Such repurchases would be in addition to the proposed share buyback programme of up to US$2 billion announced today.

The person responsible for arranging the release of this announcement on behalf of Prudential plc is Tom Clarkson, Company Secretary.

Prudential plc expects to publish its Half Year Results for 2024 on Wednesday 28 August 2024.

Contact:

Media		Investors/Analysts
Simon Kutner	+44 (0)7581 023260	Patrick Bowes	+852 2918 5468
Hui-Yi Kho	+852 6298 9676	William Elderkin	+44 (0)20 3977 9215
Janice Wong	+852 6188 6381	Darwin Lam	+852 2918 6348

A Q&A call for analysts and investors will be held on Monday, 24 June at 2.30pm HKT - 7.30am UKT - 2.30am ET.

The accompanying presentation slides and script are available on Prudential plc's website under the following link: https://www.prudentialplc.com/en/investors/results-centre.

Dial-in details
A dial-in facility will be available to access the conference call and ask questions: please allow 15 minutes ahead of the start time to join the call (lines open half an hour before the call is due to start, i.e. from 2.00pm HKT - 7.00am UKT - 2.00am ET).
United Kingdom (Local): +44 20 3936 2999
United Kingdom (Toll-Free): +44 800 358 1035
Hong Kong (Local): +852 5803 3413
Hong Kong (Toll-Free): +852 800 908 350
Global Dial-In Numbers: https://www.netroadshow.com/events/global-numbers?confId=66208
Access Code: 028956

Registration to listen to the Q&A event online
To register to listen to the event and submit questions online, please do so via the following link: https://www.investis-live.com/prudential/667403701c01ae0c0015587a/ctatr
The conference call will be available to listen to afterwards using the same link.

Transcript
Following the call a transcript will be published on the results centre page of Prudential's website on Wednesday, 26 June.

Playback facility
Please use the following for a playback facility: +44 (0) 20 3936 3001 (UK and international), replay code 748025. This will be available until 6.59am HKT on Tuesday, 9 July - 11.59pm UKT - 6.59pm ET on Monday, 8 July.

1 The terms of the proposed share buyback programme will be in accordance with the relevant shareholder approval obtained at the 2024 AGM, and subsequently with the terms of any similar approval to be obtained at the 2025 AGM.
2 Financial objectives: To grow new business profit to 2027 at a rate of 15-20 per cent compound annual growth from the level achieved in 2022; and, for the same period, to deliver double digit compound annual growth in operating free surplus generated from in-force insurance and asset management business. These objectives assume exchange rates at December 2022 and economic assumptions made by Prudential in calculating the EEV basis supplementary information for the year ended 31 December 2022, and are based on regulatory and solvency regimes applicable across the Group at the time the objectives were set. The objectives assume that existing EEV and Free Surplus methodology at December 2022 will be applicable over the period.
3 Free surplus ratio is defined as the sum of Group total free surplus, excluding distribution rights and other intangibles, and the EEV required capital of the life business, divided by the EEV required capital of the life business. Group total free surplus, excluding distribution rights and other intangibles, consists of the free surplus of the insurance business combined with the free surplus of asset management and other non-insurance operations, as defined on page 347 of the Group's 2023 Annual Report. Group total free surplus forms part of the EEV shareholder's equity as set out in the audited EEV basis results within the Group's 2023 Annual Report. EEV shareholders' equity is reconciled to IFRS shareholders' equity in note II(viii) of the additional financial information to the Group's 2023 Annual Report. Given the differing basis of preparation for he IFRS and EEV results, individual EEV and IFRS line items are not directly comparable.
4 Expected to include Aquis Exchange Europe, CHI-X, BATS and any multilateral trading facility operated by Turquoise Global Holdings Limited.

About Prudential plc

Prudential plc provides life and health insurance and asset management in 24 markets across Asia and Africa. Prudential's mission is to be the most trusted partner and protector for this generation and generations to come, by providing simple and accessible financial and health solutions. The business has dual primary listings on the Stock Exchange of Hong Kong (2378) and the London Stock Exchange (PRU). It also has a secondary listing on the Singapore Stock Exchange (K6S) and a listing on the New York Stock Exchange (PUK) in the form of American Depositary Receipts. It is a constituent of the Hang Seng Composite Index and is also included for trading in the Shenzhen-Hong Kong Stock Connect programme and the Shanghai-Hong Kong Stock Connect programme.

Prudential is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America, nor with The Prudential Assurance Company Limited, a subsidiary of M&G plc, a company incorporated in the United Kingdom.

https://www.prudentialplc.com/

Forward-Looking Statements

This announcement contains 'forward-looking statements' with respect to certain of Prudential's (and its wholly and jointly owned businesses') plans and its goals and expectations relating to future financial condition, performance, results, strategy and objectives. Statements that are not historical facts, including statements about Prudential's (and its wholly and jointly owned businesses') beliefs and expectations and including, without limitation, commitments, ambitions and targets, including those related to sustainability (including ESG and climate-related) matters, and statements containing the words 'may', 'will', 'should', 'continue', 'aims', 'estimates', 'projects', 'believes', 'intends', 'expects', 'plans', 'seeks' and 'anticipates', and words of similar meaning, are forward-looking statements. These statements are based on plans, estimates and projections as at the time they are made, and therefore undue reliance should not be placed on them. By their nature, all forward-looking statements involve risk and uncertainty.

A number of important factors could cause actual future financial condition or performance or other indicated results to differ materially from those indicated in any forward-looking statement. Such factors include, but are not limited to:

●
current and future market conditions, including fluctuations in interest rates and exchange rates, inflation (including resulting interest rate rises), sustained high or low interest rate environments, the performance of financial and credit markets generally and the impact of economic uncertainty, slowdown or contraction (including as a result of the Russia-Ukraine conflict, conflict in the Middle East, and related or other geopolitical tensions and conflicts), which may also impact policyholder behaviour and reduce product affordability;
●
asset valuation impacts from the transition to a lower carbon economy;
●
derivative instruments not effectively mitigating any exposures;
●
global political uncertainties, including the potential for increased friction in cross-border trade and the exercise of laws, regulations and executive powers to restrict trade, financial transactions, capital movements and/or investment;
●
the longer-term impacts of Covid-19, including macro-economic impacts on financial market volatility and global economic activity and impacts on sales, claims (including related to treatments deferred during the pandemic), assumptions and increased product lapses;
●
the policies and actions of regulatory authorities, including, in particular, the policies and actions of the Hong Kong Insurance Authority, as Prudential's Group-wide supervisor, as well as the degree and pace of regulatory changes and new government initiatives generally;
●
the impact on Prudential of systemic risk and other group supervision policy standards adopted by the International Association of Insurance Supervisors, given Prudential's designation as an Internationally Active Insurance Group;
●
the physical, social, morbidity/health and financial impacts of climate change and global health crises, which may impact Prudential's business, investments, operations and its duties owed to customers;
●
legal, policy and regulatory developments in response to climate change and broader sustainability-related issues, including the development of regulations and standards and interpretations such as those relating to sustainability (including ESG and climate-related) reporting, disclosures and product labelling and their interpretations (which may conflict and create misrepresentation risks);
●
the collective ability of governments, policymakers, the Group, industry and other stakeholders to implement and adhere to commitments on mitigation of climate change and broader sustainability-related issues effectively (including not appropriately considering the interests of all Prudential's stakeholders or failing to maintain high standards of corporate governance and responsible business practices);
●
the impact of competition and fast-paced technological change;
●
the effect on Prudential's business and results from mortality and morbidity trends, lapse rates and policy renewal rates;
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the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries;
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the impact of internal transformation projects and other strategic actions failing to meet their objectives or adversely impacting the Group's operations or employees;
●
the availability and effectiveness of reinsurance for Prudential's businesses;
●
the risk that Prudential's operational resilience (or that of its suppliers and partners) may prove to be inadequate, including in relation to operational disruption due to external events;
●
disruption to the availability, confidentiality or integrity of Prudential's information technology, digital systems and data (or those of its suppliers and partners) including the Pulse platform;
●
the increased non-financial and financial risks and uncertainties associated with operating joint ventures with independent partners, particularly where joint ventures are not controlled by Prudential;
●
the impact of changes in capital, solvency standards, accounting standards or relevant regulatory frameworks, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate; and
●
the impact of legal and regulatory actions, investigations and disputes.

These factors are not exhaustive. Prudential operates in a continually changing business environment with new risks emerging from time to time that it may be unable to predict or that it currently does not expect to have a material adverse effect on its business. In addition, these and other important factors may, for example, result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. Further discussion of these and other important factors that could cause actual future financial condition or performance to differ, possibly materially, from those anticipated in Prudential's forward-looking statements can be found under the 'Risk Factors' heading of Prudential's 2023 Annual Report, available on Prudential's website at www.prudentialplc.com.

Any forward-looking statements contained in this announcement speak only as of the date on which they are made. Prudential expressly disclaims any obligation to update any of the forward-looking statements contained in this announcement or any other forward-looking statements it may make, whether as a result of future events, new information or otherwise except as required pursuant to the UK Prospectus Rules, the UK Listing Rules, the UK Disclosure Guidance and Transparency Rules, the Hong Kong Listing Rules, the SGX-ST Listing Rules or other applicable laws and regulations.

Prudential may also make or disclose written and/or oral forward-looking statements in reports filed with or furnished to the US Securities and Exchange Commission, the UK Financial Conduct Authority, the Hong Kong Stock Exchange and other regulatory authorities, as well as in its annual report and accounts to shareholders, periodic financial reports to shareholders, proxy statements, offering circulars, registration statements, prospectuses, prospectus supplements, press releases and other written materials and in oral statements made by directors, officers or employees of Prudential to third parties, including financial analysts. All such forward-looking statements are qualified in their entirety by reference to the factors discussed under the 'Risk Factors' heading of Prudential's 2023 Annual Report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 24 June 2024

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Tom Clarkson

Tom Clarkson
Company Secretary